Exhibit 12

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Unit Distributions

(Dollars in thousands)

	Three Months Ended March 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net income from continuing operationsless preferred dividends	$15,285	$102,912	$122,556	$127,176	$133,589	$203,372
Preferred distributions	12,712	46,479	33,777	39,255	52,613	60,850
Interest expense	38,655	119,640	109,297	100,047	86,844	82,570
Earnings before fixed charges	$66,652	$269,031	$265,630	$266,448	$273,046	$346,792
Interest expense	$38,655	$119,640	$109,297	$100,047	$86,844	$82,570
Interest costs capitalized	5,580	9,510	5,961	6,734	13,529	25,859
Total fixed charges	$44,235	$129,150	$115,258	$106,781	$100,373	$108,429

Preferred distributions	$12,712	$46,479	$33,777	$39,225	$52,613	$60,850
Total fixed charges and preferred distributions	$56,947	$175,629	$149,035	$146,006	$152,986	$169,279

Ratio of Earnings to Fixed Charges	1.51	2.08	2.30	2.50	2.72	3.20
Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.17	1.53	1.78	1.82	1.78	2.05